POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Disposal of Treasury Shares

.EX-99.1

Disposal of Treasury Shares

POSCO finalized the amount and the number of shares to be disposed according to employees’ actual subscription to ESOP (Employee Stock Ownership Plan), which is related to the disclosure on Oct 10, 2008.

1.	Total number of Shares: 402,520 shares

2. Total amount of Shares (KRW): 132,268,072,000
3. Disposal Date: Oct 28, 2008
4. Securities Company: Samsung Securities. Co. Ltd